AW
6-21-2005



S 05043550 MMISSION
Washington, D.C. 20549

(A) CM 6/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52864

RECEIVED JUN 06 2005 PROCESSING SECTION WASH. 206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORTRESS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3379 PEACHTREE ROAD, N.E. SUITE 272
(No. and Street)

ATLANTA (City) GEORGIA (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE A. WILLIAMSON (404) 869-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WESTBROOK, MCGRATH, BRIDGES, ORTH & BRAY
(Name – *if individual, state last, first, middle name*)

2750 PREMIERE PARKWAY, SUITE 800 (Address) DULUTH, (City) GEORGIA (State) 30097 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 08 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRUCE ALAN WILLIAMSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORTRESS GROUP, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VICE PRESIDENT & CFO
Title



Notary Public

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations – The Company provides investment banking services concentrating on private placements of equity capital and mergers and acquisitions advisory. The Company's clients are generally U.S. based issuers of equity securities or companies undergoing ownership change transactions. On December 22, 2002 the Company formally changed its name from Fortress Williamson Securities, Inc. to Fortress Group, Inc.

Revenue Recognition – Revenue related to commissions earned regarding the arranging of private placements of securities by issuers or merger and acquisition transactions will be recognized generally at the "date of closing" when the revenue is earned.

Fixed Assets – Fixed assets are recorded at cost. Depreciation of fixed assets is computed using the straight line method over the estimated useful lives of the property. The cost and accumulated depreciation related to assets retired or sold are relieved from the accounts, and gain or loss on disposal is reflected in income. The cost of maintenance and repairs is charged to expenses as incurred. Renewals and betterments which extend the useful life of assets are capitalized.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - LEASES:

The Company leases office space pursuant to an operating lease agreement expiring in 2005. The lease provides for monthly rentals of $1,474

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is a licensed broker/dealer and accordingly is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of adjusted minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2004, the Company had adjusted net capital of $13,732 which was $8,732 in excess of its required net capital of $5,000.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period December 31, 2004 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2004. Consequently, a reconciliation was not required and is therefore not included herein.

FORTRESS GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
For the year ended December 31, 2004

Computation of Net Capital

Total ownership equity from balance sheet	$ 773,871
Deduct:	
Total nonallowable assets from balance sheet	759,717
2% haircut on money market fund in the amount of $21,091	422
Total nonallowable assets	760,139
Net capital	13,732
Minimum net capital requires	5,000
Excess net capital	$ 8,732

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2004 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report Part IIA for the period ending December 31, 2004. Consequently, a reconciliation was not required and is therefore not included herein.